UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. )*

DAC Technologies Group International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23302R107
(CUSIP Number)

December 28, 2006
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302R107

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce M. Stachenfeld

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)	[ ]
(b)	[ ]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	(5)	SOLE VOTING POWER

		0
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER
		326,726
OWNED BY
EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING
PERSON WITH:	(8)	SHARED DISPOSITIVE POWER
		326,726

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
326,726

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES **
[ ]

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
5.3%

(12)	TYPE OF REPORTING PERSON **
IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23302R107

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Objective Holdings, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)	[ ]
(b)	[ ]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER

		0
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER
		326,726
OWNED BY
EACH	(7)	SOLE DISPOSITIVE POWER
		0
REPORTING
PERSON WITH:	(8)	SHARED DISPOSITIVE POWER
		326,726

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
326,726

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES **
[ ]

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
5.3%

(12)	TYPE OF REPORTING PERSON **
00

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23302R107

Item 1

(a).	Name of Issuer:

DAC Technologies Group International, Inc. (the "Issuer").

(b).	Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at:

1601 Westpark Drive #2, Little Rock, AR 72204.

Item 2

(a).	Name of Person Filing:

This Schedule 13G is filed by Bruce M. Stachenfeld (“Mr. Stachenfeld”) and Objective Holdings, L.L.C. a limited liability company of which Mr. Stachenfeld is the sole member (“Objective”).

(b).	Address of Principal Business Office or, if None, Residence:

Name	Address

Bruce M. Stachenfeld	300 East 42nd Street, 3rd Floor
New York, NY 10017

Objective Holdings,	c/o Bruce M. Stachenfeld
L.L.C.	300 East 42nd Street, 3rd Floor
New York, NY 10017

(c).	Citizenship:

Mr. Stachenfeld is a citizen of the United States of America. Objective is organized under the laws of the State of Delaware.

(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the "Common Stock")

(e).	CUSIP Number: 23302R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act,

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act,

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	[ ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Mr. Stachenfeld and Objective each beneficially own, or may be deemed to beneficially own, 326,726 shares of the Issuer’s Common Stock, including (i) 87,714 shares of Common Stock held by Objective, (ii) currently exercisable warrants, held by Objective, to purchase 43,857 shares of the Common Stock, (iii) 161,000 shares of Common Stock held by Mr. Stachenfeld jointly with his wife, Ann Stachenfeld (“Ms. Stachenfeld”), (iv) 8,000 shares of Common Stock held individually by Ms. Stachenfeld, (v) 22,000 shares of Common Stock held by Mr. Stachenfeld’s minor children, and (vi) 4,155 shares of Common Stock held by certain employees of Objective, and their spouses, who have agreed, with respect to such shares, to grant certain investment control rights to Objective.

	(b)	Percent of class:

See Item 11 of Cover Pages

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote:

See Item 5 of Cover Pages

		(ii)	Shared power to vote or direct the vote

See Item 6 of Cover Pages

		(iii)	Sole power to dispose or direct the disposition

See Item 7 of Cover Pages

		(iv)	Shared power to dispose or direct the disposition

See Item 8 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to repot the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23302R107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 2, 2007

/s/ Bruce M. Stachenfeld
Bruce M. Stachenfeld

CUSIP No. 23302R107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 2,2007

OBJECTIVE HOLDINGS, L.L.C.

By: /s/ Bruce M. Stachenfeld
Bruce M. Stachenfeld
Sole Member